Goodwin Procter LLP Three Embarcadero Center, 28th Floor San Francisco, CA 94111 goodwinlaw.com +1 415 733 6000
June 15, 2021
VIA EDGAR AND FEDERAL EXPRESS

Office of Life Sciences Division of Corporation Finance United States Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549 Attn: Cara Wirth Mara Ransom
Re: AbSci Corp
Draft Registration Statement on Form S-1
Submitted May 6, 2021
CIK No. 0001672688
Ladies and Gentlemen:
This letter is being submitted on behalf of AbSci Corporation (the “Company”) in response to comments contained in the letter dated June 4, 2021 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Sean McClain, Chief Executive Officer of the Company, with respect to the Company’s confidential submission of the Draft Registration Statement on Form S-1 that was submitted on May 6, 2021. The Company is concurrently confidentially submitting an Amendment No. 1 to the Draft Registration Statement (the “Amendment”), including changes in response to the Staff’s comments.
The responses set forth below have been organized in the same manner in which the Staff’s comments were organized and all page references in the Company’s responses are to the Amendment. Two copies of this letter and the marked Amendment will be provided to Cara Wirth of the Commission.
Prospectus Summary, page 1
1.    We note that certain of your statements may suggest that you are involved in various clinical trials or related processes, such as “[e]ight of the Active Programs are focused on developing production cell lines for partners’ biologic drug candidates (five preclinical, one Phase 1, one Phase 3, and one animal health), reflecting our 2018 commercialization of our Cell Line Development (CLD) applications” and “we have CLD programs for one Phase 1 candidate and one Phase 3 candidate, each of which is currently in clinical development using drug substance manufactured through other technologies.” Please revise to clarify that your partners are responsible for all pre-clinical and clinical testing of your products. Additionally, please

United States Securities and Exchange Commission
June 15, 2021

revise your Prospectus Summary to include a statement to communicate that you are not participating in preclinical validation, clinical trials, or seeking FDA approvals for your products.
RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosures on pages 2, 95, 96 and 118 of the Amendment accordingly.
2.    We note your statements that you are “replacing the fragmented steps and inefficiencies of the conventional biologic drug discovery and cell line development processes with our fully integrated, end-to-end platform designed to create new and better biologics and accelerate their advancement into clinical trials and ultimately into the marketplace where they can serve patients,” that your platform allows you to “to expand biological possibilities and generate proteins intractable to produce with other technologies to ensure the best drug candidates have the opportunity to become therapeutic realities for patients,” and that “[proteins’] commercial applications extend far beyond the realm of therapeutics and into other industries including materials science, industrial chemicals, cosmetics, synthetic foods, and agriculture.” Please provide a factual basis for these statements or characterize each statement as your belief.
RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosure on pages 1 and 117 of the Amendment accordingly to reflect that such statements are the Company’s belief.
3.    Clarify your disclosure where you state that you are “positioned to negotiate” license agreements with potential downstream milestone payments and royalties. If there is no assurance that such arrangements will be agreed upon, please revise to state as much or remove this language. In this regard, tell us why you believe it is appropriate to include them in the definition of “Active Programs” if no contractual arrangement for future licensing revenues has been entered into.
RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosure on pages 2, 96, 100, 118 and 136 of the Amendment accordingly.
Risk Factors
General Risk Factors, page 61
4.    We note risk factors starting on 63 related to being an emerging growth company. As you have elected to avail yourself of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act, please provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Also, state that, as a result of this election, your

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June 15, 2021

financial statements may not be comparable to companies that comply with public company effective dates.
RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosure on page 67 of the Amendment accordingly.
Market and Industry Data and Forecasts, page 69
5.    We note your statement that you “obtained the industry, market and competitive position data used throughout this prospectus from our own internal estimates and research, as well as from independent market research, industry and general publications and surveys, governmental agencies and publicly available information in addition to research, surveys and studies conducted by third parties, including market information from April 2021 Evaluate Pharma data.” Please identify the parties that conducted the independent market research and the third parties the conducted the surveys and studies, file a consent for the information attributed to them, or tell us why you are not required to do so. Refer to Securities Act Rule 436.
RESPONSE: The Company respectfully advises the Staff the Company did not engage any third parties to conduct independent market research to generate the industry and market information used in the prospectus, and has clarified on pages 8, 9 and 72 of the Amendment that certain information in the prospectus is derived from publicly available data aggregated by EvaluatePharma USA, Inc.. The Company further respectfully advises the Staff that EvaluatePharma USA, Inc. has permitted the Company’s use of such data in the Amendment, but a consent is not required to be filed because the information does not constitute an expert opinion within the meaning of Securities Act Rule 436.
COVID-19 Pandemic, page 83
6.    We note that you “experienced delays in technology development activities due to supply chain interruptions related to diversion of personal protective equipment and biotechnology research and biomanufacturing supplies to healthcare organizations and COVID-19 vaccine developers.” If possible, please quantify the costs associated with the delays due to COVID-19 and disclose whether you are still experiencing any such delays.
RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has not incurred any material quantifiable costs associated with such delays and has revised its disclosure on page 98 of the Amendment accordingly.
Key Factors Affecting Our Results of Operations and Future Performance, page 84
7.    Clarify what proportion of your technology development agreements anticipate that your partners will elect a license or enter into license agreement following the completion of your technology development activities. Revise to specify what you mean when you say that

United States Securities and Exchange Commission
June 15, 2021

such agreements “anticipate” the election or entry into a license agreement. If there is no assurance that any of your partners will enter into such agreements, please state as much.
RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosure on page 99 of the Amendment accordingly to delete the statement regarding agreements that “anticipate” the election or entry into a license agreement and to add a statement that there is no assurance that any of its partners will enter into such an agreement.
Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 87
8.    Please expand and revise your discussion under Results of Operations to provide a more detailed analysis for each material quantitative change in operating measures from period to period. While you discuss certain factors to which changes are attributable, you do not discuss and analyze known material trends, events, demands, commitments, uncertainties, and related underlying reasons or drivers. For example, you attribute the increase in technology development revenue to an increase in the number of technology development agreements and the achievement of additional project-based milestones under such agreements. However, you do not discuss the uncertainties of the timing of payments under your technology development and other partner agreements as they are subject to the achievement of project milestones and your partners’ decisions to initiate or continue the technology development work.
On a related matter, please revise to quantify factors to which changes are attributed. For example, you disclose that the increase in research and development expenses is primarily attributable to increased headcount, and related personnel costs, allocation of facility overhead, and increased purchases of necessary consumables, but do not quantify those impacts.
For guidance, refer to Item 303 of Regulation S-K.
RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company's disclosure of the Components of the Results of Operations appropriately describes the existence of uncertainties of the timing of payments under its technology development and other partner agreements. Additionally, the Company advises the Staff that the Company is not aware of any trends, events, demands, commitments, uncertainties or related underlying reasons or drivers that have had a material impact on its results of operations. The Company has revised its disclosure on pages 103, 104 and 105 of the Amendment to further quantify the factors to which changes are attributed to Operating Expenses and other changes in the Statements of Operations.
Liquidity and Capital Resources
Cash Flows, page 91
9.    You disclose that the increase in cash used in operating activities was primarily attributable to the increase in net losses and changes in net working capital. Please expand your discussion to disclose the material factors that impact the comparability of operating cash flows in

United States Securities and Exchange Commission
June 15, 2021

terms of cash and quantify each factor indicated, so that investors may understand the magnitude of each. Your discussion should focus on factors that directly affect cash, and not merely refer to net losses, which are recorded on an accrual basis. Refer to Item 303(b) of Regulation S-K.
RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosure on pages 109 and 110 of the Amendment to expand its discussion on the material factors that impact the comparability of the operating, investing and financing cash flows.
Limitations of existing approaches, page 105
10.    Clarify the source of the information you provide here with respect to the quantified information you provide about conventional fragmented approaches. This comment also applies to the various depictions you offer under “Advantages of our Integrated Drug Creation Platform.”
RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosure on pages 124, 126, 134 of the Amendment accordingly to clarify the source for the quantified information provided about conventional fragmented approaches. Additionally, the Company respectfully advises the Staff that it is providing supplementally to the Staff copies of study reports supporting the quantified information provided under “Advantages of our Integrated Drug Creation Platform.”
Intellectual Property, page 127
11.    Please disclose the type of patent protection that you have for each of your patents.
RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosure on pages 150 and 151 of the Amendment to include additional information regarding the type of patent protection applicable to the patents and patent applications in its patent portfolio.
Material Agreements, page 129
12.    We note your statement on page 2, that your current partners include three of the top 20 pharmaceutical companies based on 2020 global revenues, on page 22, that your top 2 partners accounted for 77% of your revenue and that you enter into Technology Development Agreements with each of your partners. Please revise your disclosure to include the material terms of the Technology Development Agreements.
RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has deleted the statement on page 2, 96 and 118 that its current partners include three of the top 20 pharmaceutical companies based on 2020 global revenues. In addition, the Company respectfully advises the Staff that although two partners accounted for 77% of the Company’s technology development revenues in 2020, the proportion of technology development

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June 15, 2021

revenues from individual partners and the top partners from which the Company’s technology development revenues are derived will vary from time to time based on a variety of factors, including the timing of program commencement, which depends on various permissions, information and supplies provided by the Company’s partners and/or third party vendors as well as the pace of program progression and receipt of ongoing input from the Company’s partners, and each partner’s decisions whether to advance the program that is the subject of the partnership and the pace at which to do so. As such, the Company respectfully advises the Staff that none of its technology development agreements are material because they are agreements entered into in the ordinary course of the Company’s business, the amounts under each agreement are not material, and the Company is not substantially dependent on any individual technology development agreement..
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Fair Value of Financial Instruments, page F-7
13.    You disclose that the carrying values of certain financial instruments, including the long-term debt, approximate fair value. Please revise to provide all the disclosures required by ASC 825-10-50-10.
RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company disclosed the required information in accordance with ASC 825-10-50-10 in the form DRS on page F-19 within Note 7: Redeemable convertible preferred stock and redeemable convertible preferred units for the preferred stock warrant liabilities that are measured at fair value on a recurring basis. All other assets and liabilities measured on a recurring basis were not material.
14.    Your financial instruments include a Fee in lieu of Warrant Liability. Please tell us, in sufficient detail, what this represents, how it was accounted for, and the related dollar amount, including the financial statement line item in which it is recorded.
RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company disclosed the requested information in the Form DRS on page F-14 within Note 4: Long-term debt and other borrowings. The Company considered if further disclosure was necessary in accordance with ASC 825-10-50-10 and as stated in response to Comment 13, the Company concluded the maximum liability was not material to the consolidated financial statements.
Revenue Recognition, page F-8
15.    Please tell us your consideration of disclosing disaggregated revenue recognized from contracts with customers into categories that depict how the nature, amount, timing, and

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uncertainty of revenue and cash flows are affected by economic factors. Refer to ASC 606-10-50-5.
RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that during 2019 and 2020, substantially all of the Company's technology development revenue was derived from technology development agreements where the nature, amount, timing and uncertainty of revenue and cash flows are affected by similar economic factors. We considered the nature of the services, geographical region, type of customer, type of contract, contract duration, timing of transfer of services, among other considerations, and determined that no further disaggregation was appropriate in accordance with ASC 606-10-50-5.
Exhibits
16.    We note your disclosure on page 32 that Sartorius AG supplies you with systems and related equipment and consumables, which are “critical” to your business and that you are “materially reliant” on the liquid handling robotics and associated consumables produced solely by Hamilton Company. We also note your disclosure that “[a]ny disruption in the supply chain for these products would materially affect our business.” Please file the supply agreements with Sartorius AG and Hamilton Company as exhibits. Refer to Item 601(b)(10) of Regulation S-K.
RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has no such supply agreements with the named suppliers and has revised its disclosure on page 35 of the Amendment accordingly to reflect that the Company obtains its supplies of equipment and materials from the named suppliers through purchase orders.
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United States Securities and Exchange Commission
June 15, 2021

If you require additional information, please telephone the undersigned at (415) 733 6071.

Sincerely,

/s/ Maggie Wong

Maggie Wong
Enclosures:

cc:	Sean McClain, Absci Corporation
Kingsley Taft, Goodwin Procter LLP
Brian J. Cuneo, Latham & Watkins LLP
B. Shayne Kennedy, Latham & Watkins LLP